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Exhibit 12.1

KERZNER INTERNATIONAL LIMITED
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands of US Dollars)

	For the years ended December 31,
	2000(1)	2001	2002	2003	2004
Income (loss) from continuing operations before provision for income taxes and minority interest	(109,134)	38,359	47,760	71,769	61,322
Fixed charges	58,713	63,881	41,728	32,059	45,266
Amortization of capitalized interest	1,579	1,948	1,985	1,993	2,066
Distributed income of equity investees	18,590	20,036	30,258	21,864	36,974
Less: Equity earnings in equity investees	(23,733)	(26,473)	(24,832)	(33,640)	(43,364)
Less: Capitalized interest	(11,072)	(1,099)	(237)	(433)	(5,806)
Less: Minority interest that have not incurred fixed charges	—	—	—	(1,340)	7,234

Earnings available for fixed charges	(65,057)	96,652	96,662	92,272	103,692

Interest expense and amortization of debt issuance costs, discounts and premiums	45,678	60,375	39,104	29,264	36,814
Capitalized interest	11,072	1,099	237	433	5,806
Interest component of rentals (2)	1,963	2,407	2,387	2,362	2,646

Total fixed charges	58,713	63,881	41,728	32,059	45,266

Ratio of earnings to fixed charges	—	1.51	2.32	2.88	2.29

(1)
Earnings were insufficient to cover fixed charges by $123,770 for the year ended December 31, 2000.

(2)
The Company estimates the interest component of rentals to be 0.33.

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  Exhibit 12.1